EXHIBIT 99.1

Westport Fuel Systems Signs US$20 Million Loan Agreement from Export Development Canada

Bolsters Liquidity and Supports Westport™ HPDI 2.0 Launch Activities

VANCOUVER, British Columbia, Dec. 21, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) and Export Development Canada (“EDC”) announced today that they have signed a US$20 million secured term loan agreement (the “loan”)  to support the commercial launch of the Westport High Pressure Direct Injection 2.0 (“Westport™ HPDI 2.0”) program.

The loan from EDC is a secured term loan that matures on December 31, 2021, repayable in quarterly installments that increase annually, and with an initial interest rate of 9% plus fees, with the rate reducing to 6% upon achieving certain milestones. Funding of the loan, which is subject to customary conditions precedent, is expected in the coming weeks.

“We have begun the commercialization of the Westport™ HPDI 2.0 technology and expect to ramp up production in 2018,” stated Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. “As a made-in-Canada clean technology company, we are pleased to have EDC as a partner.”

“Westport Fuel Systems has the proven technology, leadership, and innovative mindset to be a global champion in the cleantech sector and we are happy to help them scale their new Westport™ HPDI 2.0 product internationally,” said Mark Senn, Director of EDC’s Cleantech Team. “Canada has ambitious goals to combat global climate change and providing this financing to Westport Fuel Systems is one way EDC can contribute to those goals, while also supporting the growth of an innovative Canadian company.”

EDC is Canada’s export credit agency, providing financing, insurance, bonding, trade knowledge, and connections to support Canadian companies sell and invest abroad.

Westport Fuel Systems was assisted in this transaction by CoveView Advisors LLC, a financial advisory firm.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Note: This press release contains forward-looking statements, including statements regarding the timing for and availability of the loan proceeds and satisfaction of the related conditions precedent, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, liquidity, future market opportunities and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com